NO ACT

DC

P.E.
12-14-07



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010



07085567



RECD S.E.C.
DEC 3 1 2007
1086

December 31, 2007

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 12/31/2007

Re: Eastman Kodak Company
Incoming letter dated December 14, 2007

Dear Ms. Ising:

This is in response to your letter dated December 14, 2007 concerning the shareholder proposal submitted to Kodak by Robert D. Morse. We also have received a letter from the proponent dated December 20, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
JAN 1 0 2008
THOMSON
FINANCIAL

Enclosures

cc: Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08957-2717

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

eising@gibsondunn.com

December 14, 2007

Direct Dial
(202) 955-8287

Fax No.
(202) 530-9631

Client No.
C 23116-00007

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareholder Proposal of Robert D. Morse*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Eastman Kodak Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Shareholders (collectively, the "2008 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from Robert D. Morse (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2008 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

THE PROPOSAL

The Proposal states:

> I, Robert D. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, owner of $2000.00 or more of Eastman Kodak Company stock, held for a year, request the Board of Directors to take action regarding remuneration to any of the top five persons named in Management be limited to $500,000.00 per year, by salary only, plus any nominal perks (i.e.; company car use, club memberships). This program is to be applied after any existing programs now in force for cash, options, bonuses, SAR's, etc., plus discontinue, if any, severance contracts, in effect, are completed, which I consider part of remuneration programs.
>
> This proposal does not affect any other personnel in the company and their remuneration programs.

A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2008 Proxy Materials pursuant to Rule 14a-8(h)(3) because neither the Proponent nor his qualified representative attended the Company's 2007 Annual Meeting of Shareholders to present the Proponent's shareholder proposal contained in the Company's 2007 proxy statement.

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(h)(3) Because Neither the Proponent Nor His Qualified Representative Attended the Company's 2007 Annual Meeting of Shareholders to Present the Proponent's Shareholder Proposal Contained in the Company's 2007 Proxy Statement.

Under Rule 14a-8(h)(1), the proponent of a shareholder proposal must attend the shareholders meeting to present the proposal or, alternatively, must send a representative who is qualified under state law to present the proposal on the proponent's behalf. Rule 14a-8(h)(3) provides that if a shareholder or a qualified representative fails, without good cause, to appear and present a proposal included in a company's proxy materials, the company will be permitted to exclude all of such shareholder's proposals from the company's proxy materials for any meetings held in the following two calendar years.

The Company intends to omit the Proposal from its 2008 Proxy Materials because the Proponent failed, without good cause, to attend the Company's 2007 Annual Meeting of Shareholders to present a substantially similar proposal that he had submitted for that meeting (the "2007 Proposal"). The Company included the 2007 Proposal in the Company's 2007 proxy statement as Item No. 3 (attached as Exhibit B) and was prepared to allow the Proponent, or his qualified representative, to present the 2007 Proposal at the Company's 2007 Annual Meeting of Shareholders, which was held on May 9, 2007 in Vancouver, British Columbia. However, as noted in the transcript of the 2007 Annual Meeting (attached as Exhibit C), neither the Proponent nor his qualified representative attended the 2007 Annual Meeting of Shareholders to move on the 2007 Proposal and, as such, no vote was taken on the matter. Moreover, the Proponent did not communicate to the Company any good reason for his absence.

The Proponent is highly experienced at making shareholder proposals and is well aware of the rules regarding presentation of shareholder proposals. The Proponent has submitted numerous proposals to various companies over a period of many years, including to the Company, and has repeatedly violated Rule 14a-8(h)(1). We note, in particular, that the Staff consistently has permitted exclusion of proposals submitted by the Proponent because of his failure to appear and present his proposals at shareholder meetings. *See, e.g., Anthracite Capital, Inc.* (avail. Feb. 16, 2007); *Wm. Wrigley, Jr. Co.* (avail. Dec. 5, 2006); *Entergy Corp.* (avail. Jan. 10, 2006); *Wm. Wrigley, Jr. Co.* (avail. Nov. 21, 2005); *Hudson United Bancorp* (avail. Oct. 6, 2005); *Exxon Mobil Corp.* (avail. Dec. 14, 2004); *Hudson United Bancorp* (avail. Nov. 8, 2004); *Lucent Technologies Inc.* (avail. Oct. 27, 2004); *Poore Brothers, Inc.* (avail. Feb. 18, 2004); *Wm. Wrigley, Jr. Co.* (avail. Dec. 5, 2003); *Avaya Inc.* (avail. Nov. 14, 2003); *Poore Brothers, Inc.* (avail. Feb. 21, 2003); *NCR Corp.* (avail. Jan. 2, 2003); *Wm. Wrigley, Jr. Co.* (avail. Nov. 20, 2002); *Mattel, Inc.* (avail. Mar. 22, 2002); *Lucent Technologies Inc.* (avail. Sept. 21, 1999); *Mobil Corp* (avail. Sept. 3, 1998). Further, the Staff has permitted exclusion of proposals submitted by the Proponent to the Company because of his failure to appear and present at our annual meetings. *See Eastman Kodak Co.* (avail. Jan. 30, 2006); *Eastman Kodak Co.* (avail. Jan. 5, 2005); *Eastman Kodak Co.* (avail. Dec. 20, 2001); *Eastman Kodak Co.* (avail. Feb. 5, 2001); *Eastman Kodak Co.* (avail. Sept. 9. 1996).

As a result, the Company believes that under Rule 14a-8(h)(3) it may: (i) exclude the Proposal from the 2008 Proxy Materials, and (ii) omit any proposal made by the Proponent from the proxy materials for all shareholders' meetings held in calendar years 2008 and 2009.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2008 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Moreover, the Company agrees to promptly forward to the Proponent any response from the Staff to this request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Laurence L. Hickey, the Company's Corporate Secretary and Chief Governance Officer, at (585) 724-3378.

Sincerely,



Elizabeth A. Ising

Attachments

cc: Laurence L. Hickey, Eastman Kodak Company
Robert D. Morse

EXHIBIT A

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08957-2717

Ph: 856 235 1711
August 30, 2007

Office of The Secretary
Eastman Kodak Company
343 State Street
Rochester, NY 14650-0218

Dear Secretary:

I, Robert D. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, wish to introduce the enclosed Proposal for the Year 2008 Proxy Material. I have held.$2000.00 or more in the company's securities over one year and will continue to hold until after the next meeting date.

I cannot be expected to attend but will try to be represented at the meeting by an alternate selection, if any become known to me.

For the past three years, my close presence to attend my wife's medical needs has escalated and the S.E.C. has been so advised as a "valid reason" for non-attendance.

Encl.: Proposal and Reasons

Sincerely,

Robert D. Morse



Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08957-2717

Ph: 856 235 1711
August 30, 2007

PROPOSAL

I, Robert D. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, owner of $2000.00 or more of Eastman Kodak Company stock, held for a year, request the Board of Directors to take action regarding remuneration to any of the top five persons named in Management be limited to $500,000.00 per year, by salary only, plus any nominal perks {i.e.; company car use, club memberships] This program is to be applied after any existing programs now in force for cash, options, bonuses, SAR's, etc., plus discontinue, if any, severance contracts, in effect, are completed, which I consider part of remuneration programs.

This proposal does not affect any other personnel in the company and their remuneration programs

REASONS

Ever since about Year 1975, when "Against" was removed from "Vote for Directors" box, and no other on the Proxy Vote, and the term "Plurality" voting was contrived, shareowners have lost the "Right of Dissent", which is unconstitutional. No reason given, but the result has been that any Management nominee for Director was elected, even if only one "For" vote was received. This is because "Abstain" and "Withheld" are not deducted from "For". In response, Directors have awarded remuneration to those whom nominated them, to the point of being excessive and still escalating. Millions of dollars of shareowners assets are diverted for the five top Management, year after year, until their retirement or they "Jump Ship" for another company's offer. It is seldom proven to have been "earned" by their efforts, rather than the product or services.

The limit of one half million dollars in remuneration is far above that needed to enjoy an elegant lifestyle. These funds might better be applied to dividends. The savings in elimination of personnel needed to process all previous programs could be tremendous. Plus savings on lengthy pages reporting the process in the Report, a help for the National Paperwork Reduction Act.

This can all be accomplished by having Directors eliminate all Rights, Options, S.A.R.'s, retirement and severance, etc. programs, relying on $500.000.00 to be adequate, and Management buying their own stock and retirement programs, if desired.

It is commendable that AT&T, ExxonMobil, Ford Motor [1st], perhaps others, have already returned "Against" as requested.

Thank you, and please vote "YES" for this Proposal. It is for Your benefit !

Robert D. Morse



EXHIBIT B

NOTICE OF 2007 ANNUAL MEETING AND PROXY STATEMENT

Date of Notice April 2, 2007

EASTMAN KODAK COMPANY
343 STATE STREET
ROCHESTER, NEW YORK 14650

SHAREHOLDER PROPOSAL

ITEM 3 — Shareholder Proposal Requesting A Monetary Limit on Executive Compensation

Robert D. Morse, owner of over $2,000 in Company stock, submitted the following proposal:

"**PROPOSAL:** I, Robert D. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, owner of $2000.00 or more in Eastman Kodak Company stock, propose that the remuneration to any of the top five persons named in Management be limited to $500,000.00 per year, plus any nominal perks. This program is to be applied after any existing programs now in force for options, bonuses, SAR's, etc., have been completed, and severance contracts should be discontinued, as they are also a part of remuneration programs.

This proposal does not affect any other personnel in the company and their remuneration programs.

REASONS: The limit of one half million dollars in remuneration is far above that needed to enjoy an elegant life-style.

Throughout Corporate history, only a few persons whom have created a corporation now remain in Management. Some descendents have inherited top positions, while most have attained them through recommendations, ability, or influence, not necessarily providing increased earnings for a company. These come from the product or services, its public acceptance, advertising and the workforce.

Due to an unfair removal of the word: "Against' since about Year 1975, and ONLY in the "Vote for Directors" column, Management nominees for that position are rarely defeated, as receiving only as little as one vote guarantees election, and in turn, Directors re-elect management and reward them. The term was devised and incorporated in 6 or 8 states of high company registrations as a state and corporate "Rule". "Right of Dissent" is denied, and shareowners may not vote "No" or "Against" and be counted as such. This unfairness has yet to be corrected by the Commission as requested.

The Ford Motor Company reinstated "Against" several years ago, showing the American Way of proper corporate proxies presentations. Exxon-Mobil has reverted to a majority vote for election of Directors., a fine decision for shareowners!

Thank you, and please vote "YES" for this Proposal. It is for YOUR benefit!"

BOARD OF DIRECTORS' POSITION

Our Board recommends a vote AGAINST this proposal because limiting executive officer compensation to $500,000 per year would not be in the best interests of the Company or you for the following reasons:

Hinders Ability to Attract and Retain Leadership. Attracting and retaining qualified senior leadership and motivating them to contribute to the success of Kodak depends in part on our ability to remain competitive with companies against which we compete for executive talent. The proposal would place an arbitrary annual limit on the amount of compensation that can be paid to our senior leadership. Because the market for executive talent has valued the services of certain senior executives in excess of this limit, the proposal would place the Company at a competitive disadvantage and severely hinder its ability to recruit and retain talented executive leadership. Our Board believes that it is important that executive compensation be market competitive. Our executive compensation philosophy provides that total direct compensation, consisting of annual pay, annual variable pay and long-term variable equity incentives, should be at a competitive median level.

Limits Compensation Committee's Flexibility. The Executive Compensation and Development Committee (Compensation Committee) of our Board is composed solely of independent directors and retains an independent external compensation consultant to advise it on executive compensation matters. The Compensation Committee exercises its business judgment by regularly considering its approach to the compensation paid to the Company's senior executives. For example, in 2005, the Compensation Committee, in light of the Company's extraordinary digital transformation, requested its independent external consultant to analyze the market competitiveness of each element of compensation paid to the Company's executive officers. In accordance with the consultant's recommendation, the Compensation Committee has taken steps to close the competitive deficits in long-term compensation for our senior executives while at the same time recognizing the need to constrain cash compensation. The proposal would impair the Compensation Committee's ability to exercise this sort of business judgment to account for changes in our Company's needs, competitive market conditions and best practices.

Compensation Paid to Senior Executives is Appropriate and Competitive. We believe that the compensation paid to our senior leadership is appropriate and market competitive. Our executive compensation philosophy specifically provides that total direct compensation should be at a competitive median level. In addition, our Compensation Committee has put a number of measures in place to ensure that the compensation paid to our senior officers is not excessive. For example, the Compensation Committee regularly meets with its own external independent compensation consultant to discuss both the reasonableness and competitiveness of the compensation paid to our senior leadership. In addition, the total direct compensation of our senior officers is annually compared to national surveys using companies with gross revenues similar to Kodak's.

Hinders Compensation Committee's Duties. Our Compensation Committee is required by the New York Stock Exchange (NYSE) rules and the Compensation Committee's charter to review and approve corporate goals and objectives relevant to CEO compensation, to evaluate the CEO's performance in light of those goals and objectives and to determine and approve the CEO's compensation level based on this evaluation. The proposal's arbitrary cap would hinder the Compensation Committee's ability to fulfill its duties.

Contrary to Company's Executive Compensation Principles. Our Executive Compensation Principles link closely the compensation of our senior officers with the achievement of annual and long-term performance goals. By imposing an arbitrary constraint on the compensation of our senior leadership, the proposal would undermine the performance-based nature of our executive compensation program and would limit the Compensation Committee's ability to design effective performance goals to retain and incent our senior leadership.

Proposal is Ambiguous and Unworkable. The proposal has fundamental flaws that make it unworkable. The proposal seeks to require that the Company limit all annual "remuneration" to $500,000 per year but fails to adequately define the critical term "remuneration" or to specify how remuneration is to be valued. Likewise, the proposal provides no guidance as to how and when certain forms of non-salary compensation, such as stock options and restricted stock units, are to be valued for purposes of the $500,000 annual limit on remuneration. Furthermore, the proposal provides insufficient guidance regarding the individuals to whom it is intended to apply. The proposal indicates that it applies to "the top five persons named in Management" but it "does not affect any other personnel of the company." The proposal, however, does not provide any instruction as to how the Company is to determine who is a "top five person named in Management."

For the reasons described above, the Board of Directors recommends a vote AGAINST this proposal.

EXHIBIT C

Eastman Kodak Company
2007 Annual Meeting
Transcript
May 9, 2007
Vancouver, BC, Canada

Male: Good morning, ladies and gentlemen, and welcome to the 2007 Kodak Annual Meeting. As we get started this morning, let me call your attention to the Safe Harbor statement on the slide currently on the screen.

Certain statements in this morning's meeting may be forward-looking statements as defined in the United States Private Securities Litigation Reform Act of 1995. For example, references to the Company's digital earnings, digital revenue growth and investable cash flow are forward-looking statements. Actual results may differ from those expressed or implied in forward-looking statements. These statements are subject to a number of important risk factors and uncertainties.

A listing and more thorough discussion of these risk factors and uncertainties is included in our first quarter earnings release, which can be found on our website at www.kodak.com. I encourage all listeners to carefully review this material. Any forward-looking statements made during this meeting should be evaluated in light of these important factors and uncertainties.

Lastly, our discussion this morning will make use of a number of non-GAAP financial measures. Where such measures are used, a reconciliation to the relevant GAAP measure can be found on our website at www.kodak.com. Thank you for your attention. Our meeting will be starting momentarily.

Antonio Perez: Good morning. Will the meeting please come to order. Thank you. I am Antonio Perez, Chairman of the Board, and Chief Executive Officer of Eastman Kodak Company and it's my pleasure to welcome you to the 2007 Annual Meeting, which is the Company's 106th annual meeting.

I think it is fitting to be here in Vancouver, which houses three vital product areas of our target graphic communications market, computer to plate, the unified workflow solutions and the color proofing solutions. These are three of the businesses we acquired to grow our Graphic Communications Group, so it's rather symbolic of the steps we've taken to transform Kodak to a digital company.

Let me make some introductions now. On stage with me is Larry Hickey, Secretary of the Company. Mr. Hickey and I are the Company's proxies. We will vote the shares of those who have authorized us to do so in the manner they have stipulated.

We're pleased that our directors are in the audience here today with us, and I would like them to stand as I introduce them. Please hold your applause until they are all introduced. Rick Braddock, Chairman of MidOcean Partners, and Chairman of FreshDirect. Michael J. Hawley, former director of Special Projects at the Massachusetts Institute of Technology. He's standing for re-election today. Debra Lee, Chairman and CEO of BET Holdings Inc. Delano Lewis, Senior Fellow at the New Mexico State University and former U.S. Ambassador to South Africa. Hector Ruiz, Chairman and CEO of Advanced Micro Devices Inc. He's standing for re-election today. Laura D'Andrea Tyson, Professor of the Walter A. Haas School of Business, at the University of California Berkley. She's also standing for re-election today.

I would also like to recognize Bill Hernandez, Senior Vice President, Finance and Chief Financial Officer of PPG Industries Inc, who is also standing for re-election today. Bill could not be here today due to a recent injury. We wish Bill the best of luck in his recovery.

Timothy Donahue, retired Executive Chairman of Sprint Nextel Corporation also could not be here due to illness, and we wish well for Tim so he gets recovered quickly.

Today is the last annual meeting for two of our directors, Martha Layne Collins and Durk Jager. Martha Layne is Chairman and CEO of the Kentucky World Trade Center, and Executive Scholar in Residence at Georgetown College in Kentucky and former Governor of the State of Kentucky. Martha Layne is retiring from the board. Durk Jager, former Chairman, President and Chief Executive Officer of the Procter and Gamble Company is also leaving the board effective today.

Please join me in wishing Martha Layne and Durk well, and in thanking them for their distinguished contributions to Kodak. Thank you to a great hardworking Board of Directors who are helping guide Kodak through our historical transformation. Please give them a round of applause.

I would also like to recognize other members of Kodak management -- people who are among a group of leaders whom I consider to be the finest management team in U.S. business today. I'd like several of them to stand and be recognized. Again, please hold your applause until the end.

Frank Sklarsky, our new Chief Financial Officer, and Executive Vice President; Joyce Haag, General Counsel and Senior Vice President; Phil Faraci, President, Consumer Digital Imaging Group and Senior Vice President; Jim Langley, President, Graphic Communications Group and Senior Vice President; Bob Berman, Chief Human Resources Officer and Senior Vice President; Dave Kiser, Director of Health, Safety and Environment, and Vice President; and Patrick Sheller, Assistant Secretary. Please give them a round of applause. Thank you.

As always, a representative of PricewaterhouseCoopers LLP, the independent accountants of the Company is present here today.

I would like to introduce to you Peter Kelley. I would also like you to meet our inspectors of election, Paul Eori and Katherine Anderson, of Computershare Investor Services. They are here to certify the results of today's elections, and have already executed their oaths of office.

As noted in the Notice and Proxy Statement previously given to you, the record date for voting at this meeting was the close of business on March 19, 2007. A list of shareholders on the record date is available for your review. Mr. Hickey, as Secretary, has delivered an affidavit of mailing to show that notice of this meeting was given. A copy of both the notice and the affidavit will be incorporated into the minutes of this meeting.

Paul Eori and Katherine Anderson of Computershare Investor Services, our inspectors of election, have reported to me the proxies have been received from shareholders entitled to vote over 86 percent of the shares outstanding. Therefore, we have a quorum present, and we will proceed with the Meeting.

In order to ensure the orderly conduct of the business of this Meeting, we have adopted the order of business outlined in the program given to you as you entered this morning. Included in the program are certain rules of conduct for this Meeting. We ask that, in fairness to all shareholders attending this Meeting, you honor these rules. I also ask that during those parts of the Meeting when questions or comments are entertained, you pose any comment or question that you may have directly to me as Chair of today's Meeting.

Now here is the sequence of today's Meeting. First, we will move to items of official business, as outlined in your Proxy Statement. This includes the election of directors, the ratification of the Audit Committee's selection of PricewaterhouseCoopers LLP as our independent public registered accounting firm, and action on the shareholder proposal.

The Company had not received notice from any of its shareholders as required under its bylaws of any other matter to be considered at today's Meeting. And therefore no other proposals may be properly introduced by shareholders.

Next, Larry Hickey will then report to you the results of the voting, as tabulated and verified by our inspectors of election. I will then adjourn the formal business portion of this Meeting.

Following that, I will briefly summarize the state of the business. We will then move to the discussion period and address your questions relative to the business of the Company.

It is now 10:13 and I declare the polls open for voting at this Annual Meeting. The polls will remain open until immediately after discussion of today's proposals. If you wish to vote and have not done so, now is the time to return your proxy card or ballot to one of the ushers. If you have not yet turned in a proxy card, or if you are a shareholder of record and you wish to vote your shares in a manner different than you have indicated on your proxy card, please raise your hand so that you may be given a ballot. Thank you.

I will now move Part Two of this Meeting as outlined in the program. In this part we will nominate and vote for the election of directors and move and act upon each of the other proposals. During this part of the Meeting, we will take only those questions or comments directly pertaining to the item to be voted upon. Please pose all such questions or comments directly to me.

So that everyone may be heard, we ask that individuals speak only once and limit their comments to three minutes. For your convenience, we have a digital clock that you can see to aid speakers in properly timing their comments. Instructions on how to draw my attention are printed in your program, along with the procedures we will follow.

We shall move now to the election of directors. The Chair recognizes Mr. Hickey.

Larry Hickey: Mr. Chairman. I nominate the following persons to serve as directors until the 2008 annual meeting of shareholders and until their successors are elected: Michael J. Hawley, William H. Hernandez, Hector de J. Ruiz and Laura D'Andrea Tyson.

Antonio Perez: The qualifications of the candidates are described in detail in your Proxy Statement. The nominations are now closed. We shall now proceed to the ratification of the Audit Committee's selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm. The Chair recognizes Mr. Hickey.

Larry Hickey: Thank you, Mr. Chairman. I move that the Audit Committee's selection of PricewaterhouseCoopers LLP as our ndependent registered public accounting firm be ratified.

Antonio Perez: We shall now proceed to the shareholder proposal requesting a monetary limit on executive compensation. The Chair now recognizes Robert Morse, who will move this proposal.

It appears that the proponent of this shareholder proposal did not appear to move it at this Meeting. Is there someone else in the audience who will move this proposal? Since no one is here to move this proposal, no vote will be taken on this matter.

Thank you, and we're going to keep moving on.

Now let's move to the Part Three of today's activities. It's now 10:17 a.m., the polls are now closed. Mr. Hickey, are you ready with the report of the inspectors?

Larry Hickey: Yes, Mr. Chairman. The report of the inspector shows that 249,871,419 votes were cast in the election of directors at this Meeting, and that the nominees named in the Proxy Statement received the greatest number of votes, and each of them received a favorable vote of at least 93 percent of the votes cast.

Antonio Perez: The nominees named in the Proxy Statement have been elected.

Larry Hickey: Mr. Chairman, the report of the inspectors shows that 246,467,060 votes, approximately 98.6 percent, were cast in favor and 1,424,225 votes, approximately 0.5 percent, were cast against the ratification of the Audit Committee's selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm.

Antonio Perez: The Audit Committee's selection of PricewaterhouseCoopers LLP as our public registered independent accountant firm has been ratified.

This concludes the business portion of the Meeting. Immediately following we will move to the summary of the state of the business and the question-and-answer part of this session.

I am aware of no other business that should be brought before this Meeting, and accordingly hereby adjourn the Meeting.

Now we'll move on to Part Five of our program, which is a brief summary of our business. 2007 is a very important year for the Company. It's the last year of the four-year transformation that we announced at the end of 2003. A summary of what we have done in these four years is first. We compare this Company which, at the end of 2003, had most of their revenue coming from the film business into a company that now has most of their revenue coming from digital products.

And at the same time, as you can see in those graphs, you were looking back to 2003, most of the revenue of the Company came from the consumer business. Now we finish 2006 with a company that's about 50 percent commercial, 50 percent consumer. All of those objectives were part of the vision that we presented to the shareholders at the end of 2003.

At the end of 2006, we ended up with a Graphic Communications Group with $3.6 billion in revenue, making substantial profits. I have to remind you that when we started with this transformation in 2003 this business did not exist in the Company. And this was one of the pivotal efforts of Kodak to become a digital company. The progress has been very significant in this area.

At the end of 2006, we ended up with revenue in the Consumer Digital Group of $4.7 billion. In both cases, in the case of the Graphic Communications Group, as well as in the case of the Consumer Digital Group, it's not just the revenue that we have built in the last three years, but as well the fact that we have a number of product lines, significant number of product lines, with a very strong position in the market. You can see some of the market positions either number one, number two, or number three in very significant areas.

With the Film Products Group, the work that we told the shareholders we're going to do was to restructure this business. A lot of the restructuring is done. This is the last year of the restructuring. We finished 2006 with a revenue of $2.3 billion -- a very substantial contribution from this business to the Company.

In this part of the vision that we presented to the shareholders at the end of 2003, we sold the Health Group. The idea was to focus the Company in those areas where we have our biggest strength, both in IP and know-how, and as well areas where our brand has the strongest power. Therefore, we will concentrate in the other three businesses that I just described to you. The sale of the health business was concluded and announced a few weeks ago. We have received already $2.35 billion and we could get another $200 million if certain conditions materialize within the next few months.

We just announced the results of the first quarter. We are very much on track for the goals for the year. Revenue was $1.2 billion in digital. You should notice, as well, this is already larger than the revenue that we get from our film part which was $0.9 billion. And, as wel,l year-to-year we had an improvement of $48 million in digital EFO.

The key goal for the year, for which we are on track after this first quarter, was to complete the restructuring. This is a very important part of the vision of the Company. We've been charging $1.2, $1.3 billion to the Company, every single year, to pay for this restructuring. This is the last year in which we will have to do that, and therefore, the Company will start in 2008 in an excellent position to generate GAAP earnings.

The 2007 goal for digital revenue is growing three to five percent, and as I said before, we are on track to achieve that. Our 2007 digital EFO goal is $150 to $250 million, and our cash generation in 2007 will be in excess of $100 million. That is already after we will spend about $650 million in the restructuring, again, the last year that we're going to do so.

It's now time to begin the final part of the program, our discussion period. Before we open the meeting to discussion, I want to review the rules of conduct that will apply. We look forward to answering your questions about the business of the Company as fully and fairly as possible. We do, however, reserve the right to pass in response to questions that involve confidential information. Likewise, we do not plan to discuss matters that are personal to the shareholder. If you wish to ask a question, or make a comment, please go to the nearest microphone attendant, who will take your name and then draw my attention. I will recognition the station by number, then you will be announced to the Meeting.

I, again, ask you to limit your questions or comments to three minutes, so that everyone who wishes to speak will have the opportunity to do so. After the three minutes are up, we ask you to yield the floor. As I mentioned earlier, we have a digital clock visible to the audience, to help you in properly timing your comments. I will also remind you that there's a 10-minute limit on any one subject. I appreciate your cooperation. I think we are ready to begin if there are any questions.

Microphone Attendant: Mr. Chairman, I have Mr. Ravi Khanna from Washington State, a shareholder of record.

Ravi Khanna: First of all I'd like to congratulate you, Mr. Perez, and your team in the historic transformation that's occurring at the Company. I know it's a huge challenge, given over 100 years of experience in one direction to a totally new direction. And I'm very excited to see the changes that have taken place, particularly with regards to the new inkjet printer, and the other initiatives.

The question I have is related to after 2007. You mentioned this will be the end of the transformation. And obviously we're all very excited to see what 2008 and 2009 and the future years will look like. Could you share with us what you expect 2008 to look like and 2009 and so on?

Antonio Perez: Yes, with pleasure. I will make a summary, thank you for the question. 2008, first of all, is going to be a year in which the Company will produce, for the first time in a long time, positive GAAP earnings, since we won't have restructuring. That by itself is a very exciting thing.

At the same time, with all of the new products that we came with and those we've been working on in GCG, will give us a lot more growth than we have today. Today we are aiming for a growth of low single digits in the Company. 2008 will give us the opportunity to have higher growth for the Company in the digital space. That is in CGC, but that applies as well to the consumer business, where by that time, the install base of our inkjet printers will be a lot larger, since we will have more time to sell those printers, and therefore, the prospects of that business will be a lot better.

At the same time, we've been informing the shareholders that we have many of the products, including our CMOS sensors, that by that time will be a very material part of the Company, and many, many other products of the Company we're planning to introduce.

In the fall of 2003, we announced to the shareholders that one of the strongest parts of the Company was the enormous amount of IP that we have both in digital imaging, and in material science. We said, as well, that our biggest challenge was not only to restructure the film business, but as well commercialize all of that know how. The commercialization of that know- how takes some time. You have seen some of the results in inkjet and with CMOS but I can assure you there are many other things on the way.

So I see 2008 as the time in which a new company will emerge. It will be truly a growth digital company, with a lot of prospects. Some of them are already known, and we're working on many others.

Ravi Khanna: Any estimates for 2008?

Antonio Perez: There will be a time we'll be talking about that. Certainly, a lot better than now. Thank you very much for your question. Any other questions?

So, ladies and gentlemen, thank you for your interest and participation here today. The Meeting is adjourned. Thank you.

###

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08957-2717

Ph: 856 235 1711
December 20, 2007

Securities & Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, DC 20549

Re: Eastman Kodak Company's
Objection to Proposal

Ladies and Gentlemen:

The first objection was to my non-attendance at the Vancouver. Canada Meeting, which was quite a distance from the East Coast headquarters. I would need to be quite frivolous with my money to spend about $1000.00 on a trip, knowing I would be allotted 3 whole minutes to present it to the least amount of shareowners, who had a few weeks to study the Proxy Materials as presented.

That, and my repeat of not being able to attend due to medical problems at my home are still good valid reasons, and lack of names/addresses of any possible volunteer, since the S.E.C. has still not supplied any form to follow. It is noted that I am still be "tracked", which is naming other companies that obtained refusals is a mild form of "harassment" and should be banned. Past decisions are not "Cast in stone" as well as the term "Past performance does not guarantee ongoing performance".

Page 3, Paragraph 2 states that as I did not appear to: "move on the 2007 Proposal and, as such, no vote was taken on the matter". "Moreover, the Proponent did not communicate to the Company any good reason for his absence". Copy supplied as a company "Exhibit" of my August 30, 2007 announcing my intended Proposal plainly states: "I cannot be expected to attend but will try to be represented at the meeting by an alternate selection, if any become known to me".

"For the past three years, my close presence to attend my wife's medical needs---etc. –"so advised of my non-attendance".

Therefore, this is a misleading erroneous statement and my Proposal should be printed.

As to the matter of "no vote was taken on the matter". A Company cannot deprive shareowners of their votes, as such were invited by Proxy to send their return vote in weeks prior to the meeting, and they should be ordered to show the results of the vote in the 2008 Proxy. This also should state the number of voters as well, it being a true expression of company voting as opposed to monetary ownership

6 copies to the S.E.C.
1 copy to Eastman Kodak Co.
1 copy to Gibson, et al

Sincerely,
Robert D. Morse
Robert D. Morse

M
Mr. Robert Morse
212 Highland Ave.
Moorestown, NJ 08057

EXHIBIT

Eastman Kodak Year 2007, held in Vancouver, BC Canada

Report on Meeting and conduct thereof: Time unknown, but perhaps 9:30 or 10 AM, because after introductions of Management and , "asking to hold applause" until after introduction of Directors, the Chairman announced the sequence of business voting , and that the Secretary would announce the results of voting. He then said he would summarize the state of the business. After this he announced: "It is now 10:13 AM and the polls are open for voting. Part two will be the nomination of directors and vote, and act on each of the other proposals." "We will take only those questions ---on items to be voted upon."
The secretary then nominated the directors and then the auditors to be voted upon.
"The chair now recognizes Robert Morse who will move the proposal." Since I was absent and no one volunteered to enter it, the chair stated: "---no vote will be taken on this matter."
"Thank you, and we're going to keep moving on."
"It is now 10:17 AM, the polls are now closed."
Part four was the announcement of the results of the voting by the secretary. The business end was concluded.
Part five: "---is a brief summary of our business."
"It is now time for the final part—our discussion—please limit your questions or comments to three minutes—we have a digital clock—in timing"—etc."
Only one person made a remark to congratulate the chairman and ask about the future for the Company and the meeting was adjourned, perhaps by 10:30 AM

Questions:

What was the need or accomplishment and unnecessary expense of such meeting, other than to fulfill S.E.C. requirements, all of which could be filed later as the Proxy Report?

Why should a Proponent need attend to repeat the printed proposal, and spend perhaps a thousand dollars to fulfill the S.E.C's demand?

Why should a company be allowed right to deny the votes already cast at the invitation of the Proxy? I ask that the results on my Proposal be released to shareowners.

Isn't it time to operate under new procedures in today's business world?

Thank you,
Robert D. Morse



DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 31, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Eastman Kodak Company
Incoming letter dated December 14, 2007

The proposal relates to compensation.

There appears to be some basis for your view that Kodak may exclude the proposal under rule 14a-8(h)(3). We note your representation that Kodak included the proponent's proposal in its proxy statement for its 2007 annual meeting, but that neither the proponent nor his representative appeared to present the proposal at this meeting. Moreover, the proponent has not stated a "good cause" for the failure to appear. Under the circumstances, we will not recommend enforcement action to the Commission if Kodak omits the proposal from its proxy materials in reliance on rule 14a-8(h)(3).

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

END